

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2020

Derek P. D'Antilio
Chief Financial Officer
IDEX Biometrics ASA
Dronning Eufemias gate 16
NO-0191 Oslo
Norway

> **Re: IDEX Biometrics ASA**
> **Registration Statement on Form F-1**
> **Filed November 19, 2020**
> **File No. 333-250186**

Dear Mr. D'Antilio:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2020 letter.

Form F-1 filed November 19, 2020

Business
Our Customers, page 76

1. We note your responses to prior comments 3 and 7. We also note your disclosure that the number of customers who purchased your products increased from 7 in 2016 to 19 during the twelve months ended September 30, 2020. Please revise to clarify whether this statistic indicates that 19 customers purchased your products during the twelve months ended September 30, 2020, and if it does not, please disclose the number of customers that purchased your products during this period. Additionally, please disclose how many active or current customers you had as of September 30, 2020.

Derek P. D'Antilio
IDEX Biometrics ASA
November 30, 2020
Page 2

Registered Holders, page 96

2.   We note your response to prior comment 10. Revise all your references to "registered holders" to "selling shareholder" in light of your discussions with Mr. Keith about his expected covenant to Nasdaq. Explain why Mr. Keith is exchanging his ordinary shares for ADSs. Clarify why you are registering only Mr. Keith's ADSs for resale and not the ADSs of any other shareholders who are currently unable to sell their shares pursuant to Rule 144 if the goal of listing on the Nasdaq is to create a liquid U.S. market.

Note 2. Summary of Significant Accounting Policies
Revenue, page F-11

3.   We note your response to prior comment 13. Please clarify whether you recognize revenue for development and other engineering services either over-time or point-in-time, as disclosed on page 48, or more properly, generally over-time.

Note 9. Share and subscription rights, page F-43

4.   We note your grants of incentive subscription rights during the interim periods ending September 30, 2020, which were fair valued using the Black-Scholes option pricing model.   Please revise to explain how you determined the assumptions utilized in the Black-Scholes option pricing model including volatility, risk-free interest rate and expected life, etc. Refer to the guidance in paragraph 47(a) of IFRS 2.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, (202) 551-3815 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Joshua A. Kaufman, Esq.